PROPOSAL ONE

ELECTION OF DIRECTORS

The Board is currently composed of eight (8) directors, each with terms expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our five (5) Nominees in opposition to the Company's director nominees. If all five (5) of the Nominees are elected, such Nominees will represent a majority of the members of the Board. We strongly believe that anything short of a majority change in the Board at the Annual Meeting will be insufficient to drive the level of change that we believe is necessary to improve value and performance at Synalloy. As such, we nominated a sufficient number of candidates to constitute a majority of the Board if all of our Nominees are elected, and left a minority of the number of seats available for candidates nominated by the Company in order to maintain a degree of continuity on the Board (should such candidates continue to be willing to serve as directors if elected). In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees will be adopted or supported by the full Board.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company's governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled "Reasons For The Solicitation" and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Andee Harris, age 46, is the Founder and Chief Executive Officer of Franklin Heritage, LLC, a private equity firm that invests in cutting-edge technology and manufacturing, which she founded in December 2019. Ms. Harris has also served as an Adjunct Professor at Northwestern University's Kellogg School of Management, where she teaches a course on launching and leading startups, since March 2020. From December 2017 to December 2019, Ms. Harris served as the Chief Executive Officer of HighGround Enterprise Solutions, Inc., an employee engagement, recognition and performance management software company, after previously serving as its Chief Operating and Engagement Officer from April 2016 to December 2017. Prior to that, Ms. Harris served as a Senior Vice President at The Marcus Buckingham Company, a performance management and coaching software company, from October 2015 to March 2016, where she played a key role in its sale to Automatic Data Processing, Inc. From 2013 to October 2015, Ms. Harris served as Chief Revenue Officer of Syndio Social Inc., a social network and people analytics software company. From 2011 to 2013, Ms. Harris held several roles with Emtec, Inc. ("Emtec"), an IT consulting firm, including Chief Marketing Officer, Managing Director and Senior Vice President of Human Capital Management Strategy. Ms. Harris joined Emtec upon its acquisition of Emerging Solutions, LLC, a software services company where she served as a founding partner, Head of Sales and Marketing and Chief Operating Officer, from 1999 until 2011. Ms. Harris began her career in 1996 as a consultant at Accenture plc (NYSE: ACN), an international professional services company. Ms. Harris has earned a number of professional recognitions, including being named as a Prominent Woman in Technology by the Illinois Technology Association from 2015 – 2017 and as a Notable Woman in Manufacturing by Crain's Chicago Business in 2020. Ms. Harris holds a B.A. from the University of Michigan in Organizational Psychology and a Certification as an Executive Coach from Columbia University.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed **WHITE** proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted **FOR** the election of the Nominees to the Board, **AGAINST** the non-binding advisory vote on executive compensation and **FOR** the ratification of the selection of KPMG, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate eight (8) candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominees. Accordingly, the enclosed **WHITE** proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company's nominees. Stockholders should refer to the Company's proxy statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve on the Board with the Nominees who are elected.

While we currently intend to vote all of our shares of Common Stock in favor of the election of the Nominees, we reserve the right to vote some or all of our shares of Common Stock for some or all of the Company's director nominees, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all stockholders. We would only intend to vote some or all of our shares of Common Stock for some or all of the Company's director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting our shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders. Stockholders should understand, however, that all shares of Common Stock represented by the enclosed **WHITE** proxy card will be voted at the Annual Meeting as marked.

Quorum; Broker Non-Votes; Discretionary Voting

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The holders of a majority of the shares of the Company's Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

Abstentions ~~are counted as present and entitled to vote for purposes of determining a quorum.~~ ~~Shares represented by "broker non-votes" also~~ are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals. Further, according to the Company's proxy statement, broker non-votes will not be counted for purposes of establishing the presence of a quorum.

If you are a stockholder of record, you must deliver your vote pursuant to valid voting instructions or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will ~~count~~not be counted for purposes of attaining a quorum~~, but~~ and will not be voted on th~~os~~e proposals.

Votes Required for Approval

Proposal 1: Election of Directors ─ The Company has adopted a plurality vote standard for non-contested and contested director elections. As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the eight (8) nominees for director receiving the highest vote totals will be elected as directors of the Company (taking into account that stockholders are allowed to cumulate votes, as further explained below). With respect to the election of directors, only votes cast "FOR" a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither an abstention nor a broker non-vote will count as a vote cast "FOR" or "AGAINST" a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Proposal 2: Advisory Vote on Executive Compensation ─ According to the Company's proxy statement, the affirmative vote of a majority of the voting power represented at the Annual Meeting is required to approve the advisory "say-on-pay" vote on the compensation of the Company's named executive officers. The Company has indicated that abstentions will have the same effect as a vote against this proposal and that broker non-votes will have no effect on this proposal.

Proposal 3: Ratification of Independent Registered Public Accounting Firm ─ According to the Company's proxy statement, the affirmative vote of a majority of the voting power represented at the Annual Meeting is required for the ratification of the selection of KPMG, LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020. The Company has indicated that abstentions will have the same effect as a vote against this proposal and that broker non-votes will have no effect on this proposal.

If you sign and submit your **WHITE** proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with the Stockholder Group's recommendations specified herein and in accordance with the discretion of the persons named on the **WHITE** proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

Information on the Mechanics of Cumulative Voting

All stockholders will have the right to cumulate their votes in the election of directors. Cumulative voting means that each stockholder may aggregate and combine their voting power for the election by distributing a number of votes, determined by multiplying the number of shares held by the stockholder as of the Record Date by eight (8) (the number of directors to be elected at the Annual